EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Results of Annual Meeting of Shareholders

Toronto, Ontario – March 31, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA) (TSX:ELVA), a lithium-ion battery technology and manufacturing company, is pleased to announce that all of the resolutions that shareholders were asked to consider at its 2024 Annual General Meeting held on March 28th, 2025 in Toronto, Ontario, were approved. The six directors named in the management information circular of the Company, being Dr. Sankar Das Gupta, Dr. Raj Das Gupta, Dr. James Jacobs, Dr. Carolyn Hansson, Mr. Kartick Kumar, and Mr. Steven Berkenfeld were each elected as directors by over 97% of the votes cast for and less than 3% of the votes withheld at the Meeting for each director individually. Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
Dr. Sankar Das Gupta	20,117,233	133,617	99.34%	0.66%
Dr. Carolyn Hansson	20,010,598	240,252	98.81%	1.19%
Dr. James K. Jacobs	20,185,600	65,250	99.68%	0.32%
Mr. Kartick Kumar	19,767,049	483,801	97.61%	2.39%
Mr. Steven Berkenfeld	20,012,770	238,080	98.82%	1.18%
Dr. Raj DasGupta	20,185,775	65,075	99.68%	0.32%

MNP LLP, were re-appointed as the auditors of the Company.

Additional details are included in the report of voting results filed under the Company’s profile on SEDAR at www.sedar.com.

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.